Exhibit 99.10

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Calls 8,131,300 $0.50 Warrants Now Set to Expire March 7th, 2019

February 5th, 2019 – Vancouver, British Columbia - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (CSE: NTAR) (OTC: NEXCF) (FSE:N29) is announcing today that it is accelerating the expiry date of all outstanding common share purchase warrants dated March 29, 2018 (the “Warrants”) of the Company issued pursuant to a private placement (the “Warrant Certificates”). The proceeds from the exercise of the Warrants will primarily be used by the Company to continue to innovate and build out its Augmented Reality (AR) technology, as well as for acquisitions, and general corporate working capital purposes.

As of the close of market on February 4, 2019:

●	A total of 3,082,300, $0.50 warrants were voluntarily exercised raising $1,541,150 for the Company.

●	As previously reported on December 16th, 2018 NexTech’s CEO Evan Gappelberg exercised his 500,000 $0.50 warrants for $250,000 in gross proceeds to the Company.

●	11,213,600 $0.50 Warrants were originally issued on March 29, 2018 private placement.

●	8,131,300 Warrants remain outstanding as of 2/4/19.

●	With this announcement the $0.50 warrants are set to expire at 5:00 p.m. PST on March 7, 2019.

●	If all of the remaining outstanding 8,131,300 Warrants are exercised, gross proceeds to the Company will total $4,065,650.

●	Each Warrant is exercisable into one Common Share at a price of $0.50 per Common Share.

Pursuant to the Warrant Certificates, the Company may accelerate the expiry date of the Warrants in the event that the closing price of the Company’s shares on the CSE Exchange is $0.75 or more for ten (10) consecutive trading days and the Company has provided notice to the Warrant holders, by news release, that the Warrant Holders are required to exercise the Warrants within thirty (30) calendar days (the “Acceleration Trigger”) or the Warrants will be cancelled on the date that is thirty (30) days after the date of the news release.  For greater certainty one non-receipt by the warrant holder of such notice will not invalidate the accelerated expiry time of the Warrants as aforesaid.

The Company confirms that as of the close of markets on January 18, 2019, an Acceleration Trigger had occurred. In accordance with the terms of the Warrant Certificates, this news release constitutes notice to Warrant holders of the Acceleration Trigger. Accordingly, the Company confirms that the Warrants are now set to expire at 5:00 p.m. PST on March 7, 2019, being thirty (30) calendar days following the occurrence of the Acceleration Trigger (the “Early Expiry Date”). Any Warrants remaining unexercised after the Early Expiry Date will be cancelled.

If  all Warrants at a price of $0.50 per common share get exercised, the total common shares outstanding of NexTech will be 58,551,472.

About NexTech AR Solutions Corp.

NexTech is bringing augmented reality (AR) to the masses by creating an AR ecosystem for consumers and offering a simple SaaS model for eCommerce businesses. The ecosystem is rising up around its three verticals; eCommerce solution for websites, AR learning and education as well as AR live streaming for events.  The company has filed a patent around its AR web-enabled eCommerce platform which has been integrated with Shopify, Wordpress and Magento. The AR can “go live” on any ecomm site with just a few lines of embed code creating a highly scalable platform. The global eCommerce industry generated $2.8 trillion-dollars in 2018 and is projected to hit $3.4 trillion in 2019 according to Statistica. NexTech has acquired its e-learning platform “edCetra” which has been used by Fortune 500 companies such as Imperial Oil, Bombardier and Staples, as well as the Library of Congress and others to educate and train employees. NexTech has added augmented reality (“AR”) training and education options into the platform and expects to launch in 2019. The company is also working on bringing forth its AR live streaming platform for shows and live events.  All of the company’s platforms run off of one backend CRM. NexTech launched its ARitize™ app in August 2018, which is capable of hosting many brands 3D objects and augmented reality experiences. NexTech also owns a large and diverse revenue generating App Portfolio that is deployed on the iTunes and Google play store which it intends to ARitize™.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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